NEWS RELEASE


Symbols:  	LVH.TSX Venture Exchange
		LVFHF.OTC Bulletin Board
		LVH.Berlin Stock Exchange


November 4, 2002


The Company wishes to announce that it has entered into a Licensing Agreement with Lucky 1 Enterprises Inc. ("Lucky") to jointly develop certain gaming software. Under the terms and conditions of the Licensing Agreement Lucky shall pay a License fee to the Company for the development costs of certain gaming software which, once completed, shall be equally owned by the Company and Lucky.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT
TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT
WWW.LVFH.COM

On behalf of the Board of
  Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"
_____________________________
Bedo H. Kalpakian,  Chairman


THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.


C:lvhlicensenovo4